

January 7, 2014

<u>Via E-mail</u>
Kevin M. O'Connor
President and Chief Executive Officer
Bridge Bancorp, Inc.
2200 Montauk Highway
Bridgehampton, NY 11932

> **Re: Bridge Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 17, 2013**
> **File No. 333-192160**

Dear Mr. O'Connor:

We have limited our review of your amended registration statement and the related response letter to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form S-4</u>

<u>General</u>

1.   Please provide us your analysis as to whether the right to payment of the Post-Closing Additional Consideration, included as part of the merger consideration, is a security, the offer and sale of which should be registered under the Securities Act of 1933. Alternatively, please amend your Form S-4 to register such rights.

2.   We note your response to prior comment 2. We seek further support as to how you determined that the prospectus adequately discloses the information required by paragraph 16 to Schedule A of the Securities Act of 1933. The large number of variables involved in the pricing formula raises questions as to how a security holder can make an informed voting decision with respect to the proposed transaction. Please provide a more

detailed legal analysis, citing all relevant precedent upon which you rely, as to how the current pricing disclosure is consistent with the cited provisions.

Merger Consideration, page 23

3.   We note your response to prior comment 9. Please disclose with more specificity your current expectations as to when the transaction will close.

4.   We note the disclosure you have added in the last paragraph of this section. Please clarify your disclosure to state, if true, that security holders may call the disclosed toll free number to hear updated information regarding the preliminary Exchange Ratio at any time prior to the vote, as well as prior to the closing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3464.


Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney
Office of Financial Services


cc: <u>Via E-mail</u>
        Howard Nolan
        Marc P. Levy, Esq.